As filed with the Securities and Exchange Commission on May 11, 2007.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of issuer of deposited securities as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of issuer's name into English)

Kingdom of Spain

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing shares of capital stock of Banco Bilbao Vizcaya Argentaria, S.A.	500,000,000 American Depositary Shares	$5.00	$25,000,000	$767.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-11920).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 13, 14 and 18
(iii) The collection and distribution of dividends	Articles number 5, 6, 12, 13, and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 13, 14, 16 and 18
(v) The sale or exercise of rights	Articles number 12, 13 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 16
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 17
(x) Limitation upon the liability of the depositary	Articles number 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Articles number 11 and 16

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2007 among Banco Bilbao Vizcaya Argentaria, S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 11, 2007.

Legal entity created by the agreement for the issuance of depositary shares representing  shares of capital stock of Banco Bilbao Vizcaya Argentaria, S.A.

By:

The Bank of New York,

As Depositary

By: Joanne F. DiGiovanni

Joanne F. DiGiovanni

Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Banco Bilbao Vizcaya Argentaria, S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Madrid, Spain, on May 11, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:  /s/ Manuel González Cid
Name: Manuel González Cid

Title: Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Manuel González Cid, Raul Santoro de Mattos Almeida, and Javier Malagón Navas, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated:

Signature

                             Title

     Date

/s/ Francisco González Rodríguez

Chairman of the Board of Directors and

May 11, 2007

Francisco González Rodríguez

            Chief Executive Officer

/s/ José Ignacio Goirigolzarri Tellaeche

    President and Chief Operating Officer

May 11, 2007

José Ignacio Goirigolzarri Tellaeche

/s/ Tomás Alfaro Drake

                         Director

May 11, 2007

Tomás Alfaro Drake

/s/ Juan Carlos Álvarez Mezquíriz

                         Director

May 11, 2007

Juan Carlos Álvarez Mezquíriz

/s/ Rafael Bermejo Blanco

                         Director

May 11, 2007

Rafael Bermejo Blanco

/s/ Richard C. Breeden

                         Director

May 11, 2007

Richard C. Breeden

/s/ Ramón Bustamante y de la Mora

                         Director

May 11, 2007

Ramón Bustamante y de la Mora

/s/ José Antonio Fernández Rivero

                         Director

May 11, 2007

José Antonio Fernández Rivero

/s/ Ignacio Ferrero Jordi

                         Director

May 11, 2007

Ignacio Ferrero Jordi

/s/ Román Knörr Borrás

                         Director

May 11, 2007

Román Knörr Borrás

/s/ Carlos Loring Martínez de Irujo

                         Director

May 11, 2007

Carlos Loring Martínez de Irujo

/s/ José Maldonado Ramos

      Director and General Secretary

May 11, 2007

José Maldonado Ramos

/s/ Enrique Medina Fernández

                         Director

May 11, 2007

Enrique Medina Fernández

/s/ Susana Rodríguez Vidarte

                         Director

May 11, 2007

Susana Rodríguez Vidarte

/s/ Manuel González Cid

            Chief Financial Officer

May 11, 2007

Manuel González Cid

/s/ Javier Malagón Navas

          Chief Accounting Officer

May 11, 2007

Javier Malagón Navas

/s/ Raul Santoro de Mattos Almeida

   Authorized Representative of Banco

May 11, 2007

Raul Santoro de Mattos Almeida

  Bilbao Vizcaya Argentaria, S.A. in the

                    United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2007, among Banco Bilbao Vizcaya Argentaria, S.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.